                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                Amendment No. 2
                                       to
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                          Applied Digital Access, Inc.
                          ----------------------------
                           (Name of Subject Company)

                        Dynatech Acquisition Corporation
                            an indirect wholly-owned
                                 subsidiary of
                              Dynatech Corporation
                                   (Bidders)

                    Common Stock, Par Value $0.001 per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    03818103
                                    --------
                     (CUSIP Number of Class of Securities)

                        DYNATECH ACQUISITION CORPORATION
                               MARK V.B. TREMALLO
                                   SECRETARY
                          3 NEW ENGLAND EXECUTIVE PARK
                           BURLINGTON, MASSACHUSETTS
                                 (781) 272-6100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications On Behalf of Bidders)

                                    COPY TO:
                           FRANCI J. BLASSBERG, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

   This Amendment No. 2 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Dynatech Acquisition Corporation (the "Purchaser") and Dynatech Corporation ("Parent") on September 14, 1999, as amended by Amendment No. 1, filed by the Purchaser and Parent on September 28, 1999, with respect to shares of common stock, par value $0.001 per share, of Applied Digital Access, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION

   The response to Item 10(e) is hereby amended and supplemented by the addition of the following two paragraphs after the final sentence of Item 10(e):

   On October 1, 1999, the Purchaser and Parent were served with a class action lawsuit filed by an alleged shareholder of the Company. The lawsuit was filed in the Superior Court of the State of California, County of San Diego, and alleges that the Company and certain members of its board of directors breached fiduciary duties to the Company's shareholders in connection with the Offer and that the Purchaser and Parent aided and abetted in such breach. Three similar lawsuits also have been filed in that court on September 15, 1999, September 21, 1999, September 23, 1999, each alleging that the Company and certain members of its board of directors breached fiduciary duties to the Company's shareholders in connection with the Offer. A fifth lawsuit has been filed in the Court of Chancery in the State of Delaware in and for New Castle County also alleging that the Company and certain members of its board of directors breached fiduciary duties to the Company's shareholders in connection with the Offer.

   On September 20, 1999, the Company issued a press release, a copy of which is attached hereto as Exhibit 99(a)(9) and is incorporated herein by reference.

   On October 6, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit 99(a)(10) and is incorporated herein by reference.

   The response to Item 10(f) is hereby amended and supplemented by the addition of the following two paragraphs after the final sentence of Item 10(f):

   The Purchaser and Parent extend the period of time during which the Offer is open. The Offer and withdrawal rights will expire at 12:00 midnight, New York City Time, on Monday, November 1, 1999, unless the Offer is extended.

   On October 6, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit 99(a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

   Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereafter:

   (a)(9) Press release issued by the Company on September 20, 1999.

   (a)(10) Press release issued by Parent on October 6, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1999

                       DYNATECH ACQUISITION CORPORATION


                       By:  /s/ Mark V.B. Tremallo
                          -----------------------------------
                          Name: Mark V.B. Tremallo
                          Title: Vice President and Secretary



                       DYNATECH CORPORATION


                       By:  /s/ Mark V.B. Tremallo
                          -----------------------------------
                          Name: Mark V.B. Tremallo
                          Title: Corporate Vice President - General Counsel
                                   and Secretary
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                                 EXHIBIT INDEX


  EXHIBIT                                                                                PAGE
    NO.                                 DESCRIPTION                                       NO.
------------     ---------------------------------------------------------------------   ----
99(a)(1)*        Offer to Purchase dated September 14, 1999 ..........................

99(a)(2)*        Letter of Transmittal ...............................................

99(a)(3)*        Notice of Guaranteed Delivery .......................................

99(a)(4)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Nominees ........................................................

99(a)(5)*        Letter to clients for use by Brokers, Dealers, Commercial Banks,
                 Trust Companies and Nominees ........................................

99(a)(6)*        Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9 .................................................

99(a)(7)*        Summary Advertisement as published on September 14, 1999 ............

99(a)(8)*        Press Release issued by Parent on September 8, 1999 .................

99(a)(9)         Press Release issued by the Company on September 20, 1999............

99(a)(10)        Press Release issued by Parent on October 6, 1999 ...................

99(b)(1)*        Credit Agreement, dated May 21, 1998, by and among Parent, TTC
                 Merger Co., LLC, the lenders named therein, Morgan Guaranty and
                 Trust Company of New York, as administrative agent, Credit Suisse
                 First Boston, as syndication agent, and The Chase Manhattan Bank, as documentation agent. .............................................

99(c)(1)*        Short Form Confidentiality Agreement, effective April 13, 1999, between Parent and the Company. .....................................

99(c)(2)*        Letter, dated August 13, from Parent to the Company. ................

99(c)(3)*        Agreement and Plan of Merger, dated as of September 7, 1999, among Parent, the Purchaser and the Company .........................

____________________
*As previously filed.